MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

February 14, 2017

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Amendment No. 12 to the Registration Statement on Form N-1A for MFS Series Trust XIV (the "Trust ") on behalf of MFS Institutional Money Market Portfolio (the "Fund") (File No. 811-22033)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of February 2, 2017, on the above-mentioned amendment filed with the Securities and Exchange Commission (the "SEC") on December 28, 2016 (the "Amendment").

1.	Comment:	With respect to the Fund's fundamental investment restriction number 6, included in "Appendix F – Investment Restrictions" in the Funds' statement of additional information, please confirm that the Fund considers any concentration policy of an underlying fund when monitoring the Fund's industry concentration limit.

Response:
Although we are aware of the SEC Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit, MFS is not aware of any formal SEC guidance or legal requirement to do so. Please note that the Fund does not currently invest in underlying funds, but in the remote possibility that it does so in the future, we will consider the legal and disclosure implications of doing so.

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Securities and Exchange Commission
February 14, 2017

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

Susan A. Pereira
Susan A. Pereira
Vice President and Senior Counsel